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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 9 )*

LSB INDUSTRIES, INC.
(Name of Issuer)
Common Stock, Par Value $.010 per share
(Title of Class of Securities)
502160104
(CUSIP Number)
Jayhawk Capital Management, L.L.C.
Attention: Kent C. McCarthy
5410 West 61st Place, Suite 100
Mission, Kansas 66205
(913) 642-2611
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
copy to:
Scott A. Moehrke, P.C.
Kirkland & Ellis LLP
200 East Randolph Drive
Chicago, IL 60601-6636
(312)861-2199
September 21, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	502160104

1	NAMES OF REPORTING PERSONS: Kent C. McCarthy

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		204,240(1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,017,863(2)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		204,240(1)

WITH	10	SHARED DISPOSITIVE POWER:

1,017,863(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,222,103 Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) These shares are held of record by the Kent C. McCarthy Revocable Trust (“Trust”) of which Mr. McCarthy is the trustee and sole beneficiary.
(2) Of the shares listed, 612,500 are beneficially owned directly by Jayhawk Institutional and 405,363 are beneficially owned directly by Jayhawk Investments. The shares beneficially owned directly by Jayhawk Institutional consist of 500,000 shares of Common Stock and 112,500 shares of Common Stock issuable upon exercise of 112,500 Warrants. The shares beneficially owned directly by Jayhawk Investments consist of 405,363 shares of Common Stock. The relationship of the parties filing this Schedule 13D is described in Item 2.

CUSIP No.	502160104

1	NAMES OF REPORTING PERSONS: Jayhawk Capital Management, L.L.C.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
48-1172612

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware, United States

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,017,863(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

1,017,863(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,017,863

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑(2)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

00
(1) Of the shares listed, 612,500 are beneficially owned directly by Jayhawk Institutional and 405,363 are beneficially owned directly by Jayhawk Investments. The shares beneficially owned directly by Jayhawk Institutional consist of 500,000 shares of Common Stock and 112,500 shares of Common Stock issuable upon exercise of 112,500 Warrants. The shares beneficially owned directly by Jayhawk Investments consist of 405,363 shares of Common Stock. The relationship of the parties filing this Schedule 13D is described in Item 2.
(2) Excludes 204,240 shares of Common Stock reported herein as held by Mr. Kent C. McCarthy, beneficial ownership of which securities is disclaimed pursuant to Rule 13d-4 under the Securities Exchange Act of 1934.

CUSIP No.	502160104

1	NAMES OF REPORTING PERSONS: Jayhawk Institutional Partners, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
48-1172611

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware, United States

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		612,500(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

612,500(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

612,500

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑(2)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

3.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1) The shares listed consist of 500,000 shares of Common Stock and 112,500 shares of Common Stock issuable upon exercise of 112,500 Warrants.
(2) Excludes (i) 204,240 shares of Common Stock reported herein as held by Mr. McCarthy and (ii) 405,363 shares of Common Stock reported herein as held by Jayhawk Investments. Beneficial ownership of the securities described in the forgoing clauses (i) and (ii) is disclaimed pursuant to Rule 13d-4 under the Securities Exchange Act of 1934.

CUSIP No.	502160104

1	NAMES OF REPORTING PERSONS: Jayhawk Investments, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
48-1172620

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware, United States

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		405,363(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

405,363(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

405,363

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑(2)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

2.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1) The shares listed consist of 405,363 shares of Common Stock.
(2) Excludes (i) 204,240 shares of Common Stock reported herein as held by Mr. McCarthy and (ii) 500,000 shares of Common Stock and 112,500 shares of Common Stock issuable upon exercise of 112,500 Warrants reported herein as held by Jayhawk Institutional. Beneficial ownership of the securities described in the forgoing clauses (i) and (ii) is disclaimed pursuant to Rule 13d-4 under the Securities Exchange Act of 1934.

SCHEDULE 13D/A
     This Amendment No. 9 to Schedule 13D (the “Amendment”) is being filed jointly by Kent C. McCarthy, Jayhawk Capital Management, L.L.C., a Delaware limited liability company (“Jayhawk”), Jayhawk Institutional Partners, L.P., a Delaware limited partnership (“Jayhawk Institutional”), and Jayhawk Investments, L.P., a Delaware limited partnership (“Jayhawk Investments” and, together with Mr. McCarthy, Jayhawk and Jayhawk Institutional, “Filing Parties”) to amend the cover page of each of the Filing Parties and Items 4, 5 and 7 of the initial statement on Schedule 13D relating to shares of Common Stock of LSB Industries, Inc., a Delaware corporation (the “Issuer”), as filed with the Securities and Exchange Commission (the “Commission”) on January 18, 2001, as amended by Amendment No. 1 filed with the Commission on March 22, 2002, Amendment No. 2 filed with the Commission on March 28, 2003, Amendment No. 3 filed with the Commission on November 12, 2003, Amendment No. 4 filed with the Commission on January 9, 2004, Amendment No. 5 filed with the Commission on January 30, 2006, Amendment No. 6 filed with the Commission on December 22, 2006, Amendment No. 7 filed with the Commission on April 4, 2007 and Amendment No. 8 filed with the Commission on August 21, 2007 (the “Original Schedule 13D”). Items 1, 2, 3 and 6 are not amended hereby.
     Unless otherwise indicated, capitalized terms used but not defined herein which are defined in the Original Schedule 13D shall have the meaning assigned to such terms in the Original Schedule 13D.
     The beneficial ownership reported in this Amendment No. 9 assumes that at November 9, 2007, there were 20,727,088 shares of the Issuer’s Common Stock outstanding. This figure is based on the sum of (i) 20,614,588 shares of Common Stock outstanding as reported in Amendment No. 1 to Form S-1 filed with the Commission on October 19, 2007 and (ii) 112,500 shares of Common Stock issuable upon exercise of 112,500 Warrants held of record by Jayhawk Institutional.
Item 4. Purpose of the Transaction
     Jayhawk, Jayhawk Investments, Jayhawk Institutional, and Mr. McCarthy (collectively, the “Shareholders”) originally acquired the shares of Common Stock (the “Shares”) because they believed that the Shares were undervalued at the then-current market prices and represented an attractive investment opportunity. The Shareholders further believed that unexploited opportunities to increase the value of the Shares existed. This filing reports the sale, by Jayhawk Investments and Jayhawk Institutional, of certain amounts of their Shares of the Issuer in a number of open market transactions.
     The Shareholders reserve the right to dispose of, or acquire, additional securities of the Issuer, in the ordinary course of business, to the extent deemed advisable in light of the Shareholders’ general investment and trading policies, market conditions, the availability of share of Common Stock of or other factors. The Shareholders may contact the Issuer, officers and directors of the Issuer, third parties and/or other shareholders regarding potential strategies to increase shareholder value. Except as set forth above, none of the Shareholders has any current plans or proposals which relate to or would result in any matter described in paragraphs (a) through (j) of Item 4 of Schedule 13D under the Exchange Act. The Shareholders may, in the future, for any reason and in their sole discretion, change such intentions and formulate additional plans and proposals relating to one or more matters described in such paragraphs.

Item 5. Interest in Securities of the Issuer.
     (a) and (b)
     Jayhawk Institutional beneficially owns 612,500 shares of Common Stock (which includes 500,000 shares of Common Stock held of record by Jayhawk Institutional and 112,500 shares of Common Stock issuable upon exercise of 112,500 Warrants held of record by Jayhawk Institutional), which represents 3.0% of the Common Stock (calculated giving effect to the 112,500 shares of Common Stock issuable upon exercise of the Warranty held by Jayhawk Institutional).
     Jayhawk Investments beneficially owns 405,363 shares of Common Stock, which represents 2.0% of the Common Stock.
     As a result of the relationship of Jayhawk to Jayhawk Institutional and Jayhawk Investments, Jayhawk may be deemed to have shared power to vote, or direct the vote of, and to dispose, or direct the disposition of, the 1,017,863 shares of Common Stock beneficially owned by Jayhawk Institutional and Jayhawk Investments, which, in the aggregate represents 4.9% of the Common Stock (calculated as described above).
     As a result of (i) Mr. McCarthy being the trustee and sole beneficiary of the Trust, Mr. McCarthy is deemed to beneficially own the 204,240 shares of Common Stock held of record by the Trust and (ii) the relationship of Mr. McCarthy to Jayhawk and Jayhawk to each of Jayhawk Institutional and Jayhawk Investments, Mr. McCarthy may be deemed to have shared power to vote, or direct the vote of, and to dispose, or direct the disposition of, the Common Stock beneficially owned by Jayhawk Institutional and Jayhawk Investments. The aggregate shares represented by the foregoing clauses (i) and (ii) is 1,222,103, which represents 5.9% of the Common Stock (calculated as described above).
(c) The following transactions were effected since August 21, 2007:

			Nature of		Price per share of
Identity of Entity	Date of Transaction	Type of Security	Transaction	Number of Securities	Security
Trust	8/31/2007	Common Stock	Gift	10,000	$0
Jayhawk Institutional	9/20/2007	Common Stock	Sale	51,284	$22.19
Jayhawk Institutional	9/21/2007	Common Stock	Sale	71,600	$23.70
Jayhawk Institutional	9/21/2007	Common Stock	Sale	140,950	$23.43
Jayhawk Institutional	9/24/2007	Common Stock	Sale	78,444	$24.11
Jayhawk Institutional	9/24/2007	Common Stock	Sale	52,454	$24.20
Jayhawk Institutional	9/25/2007	Common Stock	Sale	19,800	$24.53
Jayhawk Institutional	9/25/2007	Common Stock	Sale	7,500	$24.64
Jayhawk Institutional	10/1/2007	Common Stock	Sale	40,600	$23.53
Jayhawk Institutional	10/1/2007	Common Stock	Sale	85,500	$23.52
Jayhawk Institutional	10/2/2007	Common Stock	Sale	50,000	$22.81
Jayhawk Institutional	10/2/2007	Common Stock	Sale	96,000	$22.81
Jayhawk Institutional	10/3/2007	Common Stock	Sale	22,000	$21.59
Jayhawk Institutional	10/3/2007	Common Stock	Sale	40,300	$21.80
Jayhawk Institutional	10/4/2007	Common Stock	Sale	800	$22.04
Jayhawk Institutional	10/4/2007	Common Stock	Sale	8,145	$21.82
Jayhawk Institutional	10/5/2007	Common Stock	Sale	8,800	$22.22
Jayhawk Institutional	10/5/2007	Common Stock	Sale	4,800	$22.09
Jayhawk Institutional	10/8/2007	Common Stock	Sale	76,000	$23.15
Jayhawk Institutional	10/8/2007	Common Stock	Sale	55,900	$23.10
Jayhawk Institutional	10/9/2007	Common Stock	Sale	40,700	$23.72
Jayhawk Institutional	10/9/2007	Common Stock	Sale	27,800	$23.71
Jayhawk Investments	10/10/2007	Common Stock	Sale	26,095	$24.12
Jayhawk Investments	10/10/2007	Common Stock	Sale	33,900	$24.15
Jayhawk Investments	10/11/2007	Common Stock	Sale	16,000	$24.07
Jayhawk Investments	10/11/2007	Common Stock	Sale	51,700	$21.14
Jayhawk Investments	10/12/2007	Common Stock	Sale	5,880	$23.43
Jayhawk Investments	10/12/2007	Common Stock	Sale	3,600	$23.34
Jayhawk Institutional	10/12/2007	Common Stock	Sale	23,520	$23.43
Jayhawk Institutional	10/12/2007	Common Stock	Sale	14,400	$23.34
Jayhawk Investments	10/15/2007	Common Stock	Sale	5,000	$24.04
Jayhawk Investments	10/15/2007	Common Stock	Sale	6,460	$24.12
Jayhawk Institutional	10/15/2007	Common Stock	Sale	20,000	$24.04
Jayhawk Institutional	10/15/2007	Common Stock	Sale	25,840	$24.12
Jayhawk Investments	10/16/2007	Common Stock	Sale	5,000	$23.82
Jayhawk Investments	10/16/2007	Common Stock	Sale	4,159	$24.01
Jayhawk Institutional	10/16/2007	Common Stock	Sale	20,000	$23.82
Jayhawk Institutional	10/16/2007	Common Stock	Sale	16,636	$24.01
Jayhawk Investments	10/17/2007	Common Stock	Sale	5,000	$24.04
Jayhawk Institutional	10/17/2007	Common Stock	Sale	20,000	$24.04
Jayhawk Institutional	10/17/2007	Common Stock	Sale	18,676	$24.10
Jayhawk Investments	10/18/2007	Common Stock	Sale	5,000	$23.77
Jayhawk Investments	10/18/2007	Common Stock	Sale	5,000	$24.01
Jayhawk Institutional	10/18/2007	Common Stock	Sale	20,000	$23.77
Jayhawk Institutional	10/18/2007	Common Stock	Sale	20,000	$24.01
Jayhawk Investments	10/19/2007	Common Stock	Sale	3,400	$23.65
Jayhawk Investments	10/19/2007	Common Stock	Sale	2,431	$23.72
Jayhawk Institutional	10/19/2007	Common Stock	Sale	13,600	$23.65
Jayhawk Institutional	10/19/2007	Common Stock	Sale	9,724	$23.72
Jayhawk Institutional	10/22/2007	Common Stock	Sale	50,169	$23.15
Jayhawk Institutional	10/22/2007	Common Stock	Sale	3,000	$23.21
Jayhawk Institutional	10/23/2007	Common Stock	Sale	50,000	$23.36
Jayhawk Institutional	10/23/2007	Common Stock	Sale	14,400	$23.36
Jayhawk Institutional	10/24/2007	Common Stock	Sale	20,000	$23.22
Jayhawk Institutional	10/25/2007	Common Stock	Sale	3,000	$23.68
Jayhawk Institutional	10/25/2007	Common Stock	Sale	27,400	$23.48
Jayhawk Institutional	10/26/2007	Common Stock	Sale	29,800	$23.90
Jayhawk Institutional	10/26/2007	Common Stock	Sale	14,600	$23.91
Jayhawk Institutional	10/29/2007	Common Stock	Sale	116,407	$25.31
Jayhawk Institutional	10/29/2007	Common Stock	Sale	58,800	$25.02
Jayhawk Investments	10/30/2007	Common Stock	Sale	24,000	$26.15
Jayhawk Investments	10/30/2007	Common Stock	Sale	43,643	$25.89
Jayhawk Investments	10/31/2007	Common Stock	Sale	14,500	$26.51
Jayhawk Investments	10/31/2007	Common Stock	Sale	6,800	$26.69
Jayhawk Investments	11/1/2007	Common Stock	Sale	50,000	$26.29
Jayhawk Investments	11/1/2007	Common Stock	Sale	44,000	$26.16
Jayhawk Institutional	11/2/2007	Common Stock	Sale	14,000	$25.91
Jayhawk Institutional	11/2/2007	Common Stock	Sale	32,000	$25.65
Jayhawk Investments	11/2/2007	Common Stock	Sale	3,500	$25.91
Jayhawk Investments	11/2/2007	Common Stock	Sale	8,000	$25.65
Jayhawk Institutional	11/5/2007	Common Stock	Sale	34,155	$25.95
Jayhawk Institutional	11/5/2007	Common Stock	Sale	45,784	$25.85
Jayhawk Investments	11/5/2007	Common Stock	Sale	25,845	$25.95
Jayhawk Investments	11/5/2007	Common Stock	Sale	34,643	$25.85
Jayhawk Investments	11/6/2007	Common Stock	Sale	20,000	$24.55
Jayhawk Investments	11/7/2007	Common Stock	Sale	19,000	$24.11
Jayhawk Investments	11/7/2007	Common Stock	Sale	10,000	$24.10

     (d) Not Applicable.
     (e) Jayhawk Institutional’s beneficial ownership in the Issuer dropped below 5% on October 23, 2007, when it sold shares of the Issuer in an open market transaction.
     Jayhawk’s beneficial ownership in the Issuer dropped below 5% on November 7, 2007, when it sold shares of the Issuer in an open market transaction.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: November 9, 2007

JAYHAWK INSTITUTIONAL PARTNERS, L.P.
By:	Jayhawk Capital Management, L.L.C.,
Its general partner

By:	/s/ Kent C. McCarthy
Kent C. McCarthy, Manager

JAYHAWK INVESTMENTS, L.P.
By:	Jayhawk Capital Management, L.L.C.,
Its general partner

By:	/s/ Kent C. McCarthy
Kent C. McCarthy, Manager

JAYHAWK CAPITAL MANAGEMENT, L.L.C.
By:	/s/ Kent C. McCarthy
Kent C. McCarthy, Manager

KENT C. MCCARTHY
/s/ Kent C. McCarthy
Kent C. McCarthy

S-1